                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                               LIQUID AUDIO, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   53631T 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 10, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

------------------------------                     -----------------------------
CUSIP No. 53631T 10 2                   13D             Page 2 of 12 Pages
------------------------------                     -----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,766,366
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,766,366
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,766,366
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                     -----------------------------
CUSIP No. 53631T 10 2                   13D             Page 3 of 12 Pages
------------------------------                     -----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,766,366
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,766,366
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,766,366
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                     -----------------------------
CUSIP No. 53631T 10 2                   13D             Page 4 of 12 Pages
------------------------------                     -----------------------------

            The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule
13D as specifically set forth.

   Item 2 is hereby amended to add the following:

                  On August 2, 2001, the Fund terminated the Services  Agreement with Steel  Partners  Services under which Steel  Partners  Services  previously managed on a discretionary basis certain of the Fund's assets, including 183,420
Shares of the Issuer (the "Fund Shares").  Immediately  upon  termination of the
Services Agreement,  the Reporting Persons ceased to be beneficial owners of the
183,420  Fund  Shares.  Accordingly,  Steel  Partners  Services  is no  longer a
Reporting Person.

  Item 3 is hereby amended and restated as follows:

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  The aggregate purchase price of the 1,766,366 Shares of Common
Stock owned by Steel Partners II is $4,133,583. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

   Item 4 is hereby amended to add the following:

                 On September 10, 2001, the Reporting Persons delivered a letter to the Board of Directors of the Issuer stating that the Issuer should be put up for sale to the highest  bidder and that immediate  measures  should be taken to reduce the Issuer's cash  "burnrate."  The Reporting  Persons also state that in order to facilitate a sale of the Issuer, the Board should establish a committee of  independent  directors  for the purpose of engaging a nationally  recognized investment bank and redeem the rights distributed  pursuant to the Issuer's 2001
Stockholders  Rights Plan, commonly known as a "poison pill." If the poison pill is not  terminated  by the Board,  the  Reporting  Persons  state that they will submit a stockholder  proposal for inclusion in the Issuer's  proxy material for the 2002 Annual Meeting of Stockholders to terminate the poison pill. The letter is  filed  as  Exhibit  2 to  this  Amendment  No.  1 to the  Schedule  13D  and incorporated herein by reference.

   Item 5(a) is hereby amended and restated as follows:

                  (a)  The  aggregate  percentage  of  Shares  of  Common  Stock reported  owned by each  person  named  herein is based upon  22,633,624  Shares outstanding,  which is the total number of Shares of Common Stock outstanding as reported in the  Issuer's  Quarterly  Report on Form 10-Q for the quarter  ended
June 30, 2001.

------------------------------                     -----------------------------
CUSIP No. 53631T 10 2                   13D             Page 5 of 12 Pages
------------------------------                     -----------------------------

                  As of the  close of  business  on  September  7,  2001,  Steel
Partners II beneficially  owned 1,766,366  Shares of Common Stock,  constituting approximately  7.8% of the Shares  outstanding.  Mr.  Lichtenstein  beneficially
owned  1,766,366  Shares,   constituting   approximately   7.8%  of  the  Shares
outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 1,766,366 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions,  except the 183,420  Fund Shares which were  transferred  to Steel
Partners II directly  from the account of the Fund after the Services  Agreement was terminated.

   Item 5(c) is hereby amended to add the following:

                  (c) Schedule A annexed  hereto lists all  transactions  in the
Issuer's Common Stock by the Reporting Persons and Steel Partners Services since the filing of the initial Schedule 13D.

   Item 7 is amended to add the following exhibit:

                  2.   Letter  from  Steel  Partners  II,  L.P.  to the Board of
                       Directors of Liquid  Audio,  Inc.,  dated  September  10,
                       2001.

------------------------------                     -----------------------------
CUSIP No. 53631T 10 2                   13D             Page 6 of 12 Pages
------------------------------                     -----------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 10, 2001                 STEEL PARTNERS II, L.P.

                                           By: Steel Partners, L.L.C.
                                               General Partner

                                           By: /s/ Warren G. Lichtenstein
                                               ---------------------------
                                               Warren G. Lichtenstein
                                               Chief Executive Officer

                                           /s/ Warren G. Lichtenstein
                                           ---------------------------
                                           WARREN G. LICHTENSTEIN

------------------------------                     -----------------------------
CUSIP No. 53631T 10 2                   13D             Page 7 of 12 Pages
------------------------------                     -----------------------------

                                   SCHEDULE A

               Transactions in the Shares Since the Filing of the
               --------------------------------------------------
                              Initial Schedule 13D
                              --------------------

  Shares of Common Stock           Price Per              Date of
    Purchased / (Sold)             Share($)            Purchase / (Sale)
   --------------------            ----------          -------------------

                             STEEL PARTNERS II, L.P.
                             -----------------------

        183,420                    2.34055                 8/06/01

                          STEEL PARTNERS SERVICES, LTD.
                          -----------------------------

       (183,420)                   2.34000                 8/06/01

                               WARREN LICHTENSTEIN
                               -------------------
                                      None

------------------------------                     -----------------------------
CUSIP No. 53631T 10 2                   13D             Page 8 of 12 Pages
------------------------------                     -----------------------------

                                  EXHIBIT INDEX

Exhibit                                                              Page
-------                                                              ----

1.          Joint Filing Agreement, dated July 26,                     -
            2001 (previously filed).

2.          Letter from Steel Partners II, L.P. to                 9 to 12
            the Board of Directors of Liquid
            Audio, Inc., dated September 10, 2001.

------------------------------                     -----------------------------
CUSIP No. 53631T 10 2                   13D             Page 9 of 12 Pages
------------------------------                     -----------------------------

                             STEEL PARTNERS II, L.P.
                        150 East 52nd Street, 21st Floor
                            New York, New York 10022

                                                              September 10, 2001

BY FACSIMILE AND FEDERAL EXPRESS

Board of Directors
Liquid Audio, Inc.
2221 Broadway
Redwood City, California 94063

Dear Gentlemen:

            As you know,  Steel  Partners  II,  L.P.  ("Steel")  is the  largest stockholder of Liquid Audio,  Inc.  ("Liquid  Audio" or the  "Company"),  owning
1,766,366  shares of common  stock,  $.001 par value of the Company (the "Common
Stock"),  or  approximately  7.8% of its  issued  and  outstanding  shares.  Our significant ownership in Liquid Audio, however,  should not be interpreted as an endorsement of the Company's or Board of Directors'  (the "Board")  performance.
On the  contrary,  we are  deeply  disappointed  that the  Board  has  adopted a business  strategy  doomed to failure and has not implemented a plan to maximize stockholder  value.  It is Steel's  belief that the Company should be put up for sale to the highest bidder and that immediate  measures  should be undertaken to substantially reduce the cash "burnrate."

            As  stockholders,  we believe that in today's  competitive  business environment, companies are valued based on performance and not potential. In the
Company's  most recent  quarterly  report filed with the Securities and Exchange
Commission (the "Quarterly Report"), the Company reported a net loss of over $14 million for the three  months  ended June 30,  2001.  As of June 30,  2001,  the
Company reported an accumulated deficit of approximately $99.2 million and sales of only approximately $1.5 million per quarter for the two most recent quarters.
Clearly,  the performance of the Company since its inception is reflected in its current  stock  price of  approximately  $2.25,  93%  below its  initial  public offering  price of $33.63 in December 1999 and 50% lower than the net cash value per share of $4.57.

            Given the poor  performance of the Company since its  inception,  we
have  significant   concerns  about   management's   ability  to  implement  any
restructuring  plan and preserve  the  Company's  cash,  its primary  asset.  We believe that in order to fully maximize stockholder value, the Board should take action that would give  stockholders  the greatest return on their investment in the short

------------------------------                     -----------------------------
CUSIP No. 53631T 10 2                   13D             Page 10 of 12 Pages
------------------------------                     -----------------------------

term.  We do not have  confidence in the ability of the Company to capitalize on the technology it has developed and to attract record  distributors  and a large enough consumer base.

            Our research  indicates that the Company's  leading  competitors are consolidating  and we do not believe the Company can compete with  larger,  more established  companies  including Yahoo, Inc. ("Yahoo!") which recently acquired
Launch Media, Inc., a leading competitor of the Company.

            Additionally,  two online music ventures are reported to be launched in the near future.  MusicNet, a joint venture among RealNetworks,  a creator of music streaming software and a competitor of the Company,  Warner Music Group (a division of AOL Time Warner, a leading Internet service related  provider),  and
EMI Group and BMG Entertainment, two of the world's leading record distributors, is due to be launched in the Fall of 2001.  On the other  hand,  Pressplay  is a joint venture among Vivendi Universal S.A., a European media and  communications conglomerate  which recently bought MP3.com (one of the Company's  competitors),
Sony Music,  Yahoo! and MSN. Any of these ventures could be potential  acquirers of the Company, its assets or technology.

            For these reasons,  we believe that immediate action should be taken to substantially  reduce operating expenses,  including research and development expenses,  and to sell the  Company or its assets.  We believe  that the Company will be  attractive to potential  acquirers  which can utilize the Company's net operating loss  carry-forwards  of  approximately  $100 million.  Because of the foregoing  reasons,  we believe that the Company has no choice but to put itself up for sale and maximize stockholder value.

            Finally,  it has come to our  attention  that the Board has recently adopted a Stockholders  Rights Plan which was supposedly designed to protect the
Company from  unsolicited  business  combinations  or similar  transactions.  We believe it will only serve to preserve  the Board's and  management's  positions with the  Company at the  stockholders'  expense.  We  believe  that the lack of significant  ownership of shares of Common Stock by the Board and management may contribute  to their lack of commitment to  maximizing  stockholder  value.  The
Board and  management  should  understand  that despite their limited  ownership interest in the Company,  they have a fiduciary duty to all of the  stockholders to seriously  consider  strategic  alternatives that would maximize  stockholder value and preserve the Company's assets.

            Please remove your  egotistical  motives and allow logic to prevail.
Of course, this should result in a prompt sale of the Company or its assets.

------------------------------                     -----------------------------
CUSIP No. 53631T 10 2                   13D             Page 11 of 12 Pages
------------------------------                     -----------------------------

            In any event, the Board should  immediately  terminate the Company's
Stockholders  Rights Plan and if the Stockholders Rights Plan is not terminated, we will deliver to the Board a stockholder  proposal  substantially  in the form attached  hereto for  inclusion  in the  Company's  proxy  material for the 2002
Annual Meeting of Stockholders.

            In the  meantime,  we implore the Board to  immediately  establish a committee  of  independent  directors  for the purpose of engaging a  nationally recognized investment bank to sell the Company to the highest bidder.

            Finally,  I  would  like to  convey  to you my  disappointment  with management's  behavior during the Company's  previous  conference call and their failure to return phone calls to the Company's stockholders.  We urge you to act in the stockholders'  best interest by considering a sale transaction and invite you or any other  stockholder of Liquid Audio to contact me at (212) 813-1500 to discuss  such  transaction  or other  strategic  alternatives  that will enhance stockholder value.

                                             Very truly yours,

                                             STEEL PARTNERS II, L.P.

                                             /s/ Warren G. Lichtenstein
                                             --------------------------
                                             Warren G. Lichtenstein

------------------------------                     -----------------------------
CUSIP No. 53631T 10 2                   13D             Page 12 of 12 Pages
------------------------------                     -----------------------------

           PROPOSAL NO. __: STOCKHOLDER PROPOSAL TO URGE THE BOARD OF
        DIRECTORS OF LIQUID AUDIO, INC. TO REDEEM THE RIGHTS DISTRIBUTED
                     UNDER THE 2001 STOCKHOLDERS RIGHTS PLAN

            We are proposing  that the Board of Directors of Liquid Audio,  Inc.
(the  "Company")  resolve  to redeem  the  rights  distributed  pursuant  to the
Company's  2001  Stockholders  Rights  Plan (the  "Plan"),  commonly  known as a
"poison  pill," and not to adopt any new rights  agreement  without  stockholder approval.

            The Plan was adopted by the Board on August 7, 2001,  which declared a dividend  distribution  of one stock  purchase  right for each share of common stock of the  Company  (the  "Common  Stock").  Under the Plan,  the  rights are exercisable when a person or group acquires a beneficial  interest in 15% of the
Common Stock of the Company,  or announces a tender or exchange offer that would result in such person or group owning 15% or more of the Company's Common Stock.
The result of the  issuance  of the rights is to vastly  increase  the cost to a potential bidder of effecting any merger or tender offer that is not approved by the Board of Directors. The Company may redeem the rights for $.001 per right.

o           Although  the Company has stated that the Plan is designed to assure stockholders  fair  value  in  the  event  of a  future  unsolicited business  combination or similar transaction  involving the Company, we believe that the poison pill serves to insulate  management  from the threat of a change in control of the Company.

o           We are concerned that the poison pill can pose such an impediment to
            a  takeover   that   management   will   become   entrenched.   Such
            entrenchment,  we believe,  will prevent the Company from maximizing stockholder value.

o           We believe  that the  Company's  poison  pill will  force  potential investors  to  negotiate  potential  acquisitions  with  management, instead of making  their  offer  directly  to the  stockholders  and allowing the stockholders to decide what is in their best interests.

o           We believe the  stockholders,  the true owners of the  Company,  are entitled  to decide on whether an offer is  desirable  and what is a fair price for their holdings.

            The poison pill, we believe,  was unilaterally  adopted by the Board and  serves to  entrench  existing  management.  In view of the  Company's  poor operating  performance  and declining  stock price,  the Board,  in an effort to improve stockholder value, should redeem the rights as soon as possible.

            WE URGE YOU TO VOTE FOR THIS PROPOSAL